Bed Bath & Beyond, Inc.
433 W. Ascension Way, 3rd Floor
Murray, Utah 84123

September 18, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attn: Keira Nakada and Rufus Decker

Re:        Bed Bath & Beyond, Inc.
Form 10-K for Fiscal Year Ended December 31, 2024
Form 10-Q for Quarterly Period Ended June 30, 2025
Item 2.02 Form 8-K Dated February 24, 2025
File No. 001-41850

Dear Ms. Nakada and Mr. Decker:

We respectfully set forth below our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter addressed to Adrianne Lee, President and Chief Financial Officer of Bed Bath & Beyond, Inc. f/k/a Beyond, Inc. (“we,” “us,” “our,” or the “Company”), dated September 4, 2025. For ease of reference, each of the Staff’s comments are reproduced below in bold and italics, and are followed by the Company’s responses.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Executive Commentary, page 33

Staff Comment:

1. Please disclose in greater detail the underlying business reasons for material changes between periods in each line item. If there is more than one business reason for the change, also quantify the incremental impact of each individual reason discussed on the overall change in the line item. Refer to Item 303(b) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment. In its future periodic reports, the Company confirms that it will disclose in greater detail the underlying business reasons for material changes between periods in each line item. If there is more than one business reason for the change that is material, the Company will also quantify the incremental impact of each such individual reason discussed on the overall change in the line item. The Company is providing the following proposed disclosure utilizing the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 that was filed with the Commission on February 25, 2025 (the “2024 Annual Report”) for illustrative purposes:

Our cash and cash equivalents balance decreased from $302.6 million as of December 31, 2023 to $159.2 million as of December 31, 2024, a decrease of $143.4 million, primarily as the result of net cash outflows from operating activities of $174.3 million, payments on long-term debt of $34.8 million in relation to the sale of our corporate headquarters, disbursement for notes receivable of $17.0 million in relation to our strategic investment in Kirkland’s, and expenditures for property and equipment of $14.3 million; offset by $51.4 million in proceeds from the sale of our corporate headquarters and $43.0 million in net proceeds from the sales of our common stock pursuant to our “at-the-market” public offering, net of offering costs.

Revenue for the year ended December 31, 2024, was $1,395.0 million, compared to $1,561.1 million for the year ended December 31, 2023, representing a decrease of $166.1 million, or 11%. The decrease was primarily due to an 8% decrease in the number of orders delivered, which resulted in a revenue decrease of approximately $122.4 million. In addition, average order value decreased by approximately 3%, or $5.91 per order, contributing an additional $43.7 million to the overall decline. The decrease in orders delivered was driven by a decline in website visits and conversion influenced in part by a shift in consumer spending preferences and macroeconomic factors impacting consumer sentiment. The decrease in average order value was largely driven by orders mixing into categories with lower average unit retail price.

Gross profit for the year ended December 31, 2024, was $290.2 million, or 20.8% of revenue, compared to $366.0 million, or 23.4% of revenue, for the year ended December 31, 2023. This represents a decrease of $75.8 million, or 21%. The decline in gross profit was primarily driven by a decrease in gross margin and lower revenue, which contributed approximately $34.6 million to the overall decrease. Gross margin declined by 260 basis points, primarily due to increased promotional discounting, which accounted for approximately 210 basis points of the margin compression, decreased marketing allowances from suppliers, which reduced gross margin by approximately 90 basis points, and increased carrier costs, which further reduced gross margin by approximately 70 basis points.

Sales and marketing expenses were $238.6 million, or 17.1% of revenue, for the year ended December 31, 2024, compared to $224.5 million, or 14.4% of revenue, for the year ended December 31, 2023. This represents an increase of $14.0 million, or 6.2%. The increase was primarily driven by increased performance marketing expenses of $10.6 million as the Company sought to drive customer acquisition and retention. Additionally, the Company incurred $1.7 million in brand advertising through sponsorship-related expenses intended to enhance brand visibility.

Technology expenses decreased by $2.6 million for the year ended December 31, 2024, compared to the prior year. The decrease was primarily due to a reduction in staff-related expenses of $11.9 million, reflecting cost optimization efforts and workforce reductions. This decline was partially offset by one-time restructuring costs of $6.6 million.

General and administrative expenses decreased by $16.0 million for the year ended December 31, 2024, compared to the prior year. The decrease was primarily due to a $14.0 million reduction in staff-related expenses, as well as a $2.7 million reduction in third-party expenses. These reductions were partially offset by $5.2 million in one-time restructuring costs, primarily related to severance expenses.

Customer service and merchant fees increased by $1.6 million for the year ended December 31, 2024, compared to the prior year. The increase was primarily driven by a $1.9 million increase in customer service expenses, reflecting normalized service capacity in 2024 after understaffing in the second half of 2023. This increase was partially offset by a $0.3 million decrease in credit card costs driven by a decrease in order volume.

Liquidity and Capital Resources
Operating Activities, page 35

Staff Comment:

2. Please remove the non-GAAP measure called loss from operating activities, adjusted for non-cash items, or provide the disclosures required by Item 10(e) of Regulation S-K.

Company Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that in future filings, we will not include the measure of “loss from operating activities, adjusted for non-cash items” within our disclosures. Rather, the Company will disclose its non-cash items separately and in accordance with U.S. generally accepted accounting principles (“GAAP”). The Company is providing the following proposed disclosure utilizing the Company’s 2024 Annual Report for illustrative purposes:

The $174.3 million of net cash used by operating activities during the year ended December 31, 2024 was primarily due to loss from operating activities of $258.8 million, a favorable impact from non-cash items such as depreciation and amortization, non-cash operating lease costs, stock-based compensation, gain on sale of intangible assets, and loss from equity method securities, of $115.3 million, and cash used by changes in operating assets and liabilities of $30.8 million.

Consolidated Financial Statements
Note 22. Other Expense, Net, page 77

Staff Comment:

3. Please revise your statements of operations to include gains on sale of intangible assets and write-downs of assets held for sale (i.e., your corporate headquarters) in operating income (loss). Otherwise, tell us in detail why ASC 610-20-45-1 and ASC 360-10-45-5 do not apply. Also, refer to ASC 360-10-15-5(b), since the intangible assets sold were no longer to be held and used. This comment also applies to your Form 10-Q for the period ended June 30, 2025.

Company Response:

We respectfully acknowledge the Staff’s comment to include gains on sale of intangible assets and write-downs of assets held for sale in operating income (loss), and note that each of these items were immaterial to the financial statements included in both our 2024 Annual Report and our Quarterly Report on Form 10-Q for the period ended June 30, 2025. In our future filings, beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2025, to the extent applicable, we will revise our statements of operations, including a revision to the comparative prior periods, to include this activity in operating income (loss), under the caption, “Losses (gains) on asset disposals”.

Item 2.02 Form 8-K Dated February 24, 2025
Exhibit 99.1
Non-GAAP Financial Measures and Reconciliations, page 8

Staff Comment:

4. Please address the following as they relate to adjusted diluted net loss per share:
•Revise your description on page 8 of the adjusted diluted net loss per share calculation to include the adjustment for gain/loss on debt securities carried at fair value.
•Tell us why you only present this measure for the most recent period, while you presumably utilize this measure for a period-to-period comparison.
•Tell us and disclose in greater detail the reasons why management believes that adjusting for income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value in arriving at adjusted diluted net loss per share provides useful information to investors.
•In your Item 2.02 Form 8-K for the period ended December 31, 2023, it appears you previously had adjusted for write-downs of assets held for sale. Tell us why you do not adjust for write-downs of assets held for sale in 2024 or the gains on sale of intangible assets in 2024 and 2025.
•Present the income tax effects related to adjustments to arrive at adjusted diluted EPS as a separate non-GAAP adjustment.
Refer to Item 10(e)(1)(i)(B) through (D) of Regulation S-K and Questions 100.02, 100.03 and 102.11 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Company Response:

•Revise your description on page 8 of the adjusted diluted net loss per share calculation to include the adjustment for gain/loss on debt securities carried at fair value.

We respectfully acknowledge the Staff’s comment. In future filings, to the extent applicable, we will revise the description to include the adjustment for gain/loss on debt securities carried at fair value as it relates to adjusted diluted net loss per share.

•Tell us why you only present this measure for the most recent period, while you presumably utilize this measure for a period-to-period comparison.

We respectfully acknowledge the Staff’s comment. In our earnings release for the fiscal year ended December 31, 2024, furnished with the Commission on February 24, 2025 under Item 2.02 of our Current Report on Form 8-K (the “2024 Earnings Release”), we presented a non-GAAP measure of adjusted diluted net loss per share for the period, along with a reconciliation to the closest GAAP measure for the same period. Similarly, in our earnings release for the fiscal year ended December 31, 2023, furnished with the Commission on February 20, 2024 under Item 2.02 of our Current Report on Form 8-K (the “2023 Earnings Release”), we presented a non-GAAP measure of adjusted diluted net loss per share for that period, along with a reconciliation to the closest GAAP measure for the same period. Similar presentations of adjusted diluted net loss per share and accompanying reconciliations were disclosed in recent earnings releases related to our other quarterly results that have been furnished with the Commission. The Company believes that investors are able to make period-to-period comparisons of adjusted diluted net loss per share accordingly.

•Tell us and disclose in greater detail the reasons why management believes that adjusting for income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value in arriving at adjusted diluted net loss per share provides useful information to investors.

We respectfully acknowledge the Staff’s comment. In our 2024 Earnings Release, we presented a non-GAAP measure of adjusted diluted net loss per share, which excluded income/loss relating to equity method securities and the gain/loss on debt securities carried at fair value. Management believes these adjustments provide meaningful supplemental information for investors by excluding items that are not reflective of our core retail operations and that introduce significant volatility into GAAP results. We believe that excluding these adjustments enhances the comparability of our financial results across reporting periods and offers greater and supplemental insight into the performance of our core retail operations when presented in conjunction with our GAAP disclosures.

More specifically, the income or loss from equity method securities relates to our blockchain asset portfolio, which includes passive investments in early-stage blockchain technology companies. These investments are ancillary to our retail business and are not part of our strategic or operational planning for the retail segment. Additionally, the market value and performance of these investments are subject to material volatility driven by external factors unrelated to our retail business.

We adjusted for the gain/loss on debt securities carried at fair value for the most recent period because this is the first period in which we held debt securities carried at fair value due to our recent investments in The Brand House Collective fka Kirkland’s Stores, Inc. (“Kirkland’s”) as disclosed in our 2024 Annual Report. We determined that the gain/loss on debt securities carried at fair value, similar to our income/loss relating to equity method securities, are not reflective of our core retail operations and introduces significant volatility into our GAAP results. Specifically, the gain or loss on debt securities measured at fair value (e.g., promissory notes with Kirkland’s) arises from non-operating investments where we do not participate in day-to-day operations, capital allocation, or economically significant decision-making. These gains or losses were all non-cash, and the Company believes their inclusion in GAAP net loss can distort the comparability of our operating performance across periods.

•In your Item 2.02 Form 8-K for the period ended December 31, 2023, it appears you previously had adjusted for write-downs of assets held for sale. Tell us why you do not adjust for write-downs of assets held for sale in 2024 or the gains on sale of intangible assets in 2024 and 2025.

We respectfully acknowledge the Staff’s comment. The additional write-downs of assets held for sale recorded were $3.4 million for the fiscal year ended December 31, 2024, $1.7 million for the quarter ended December 31, 2024, and none for the quarter ended March 31, 2025, none of which were material to the Company’s results for the relevant periods. We advise the Staff that in future filings, in accordance with the guidance set forth in Question 100.02 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations (“C&DIs”), we will present non-GAAP measures such as adjusted diluted earnings per share with the same adjustments, regardless of materiality, to ensure consistency between periods.

We did not adjust for gains on the sale of intangible assets to arrive at adjusted diluted net loss per share for any of the above periods, because while they’re non-recurring items, we view the gains on the sale of intangible assets as part of our core retail operations. Such gains represent activities occurring within our core retail operations as we sell different retail brands’ intellectual property that we acquired over the years. Specifically, we sold the Wamsutta brand, which was acquired as part of our acquisition of the Bed Bath & Beyond intellectual property, for $10.3 million in the quarter ended June 30, 2024. We also sold the Zulily and Bed Bath & Beyond Canada brands’ intellectual property in the first half of the fiscal year ending December 31, 2025. As we continue to shift our retail offerings, we believe there may be additional instances where we sell additional brands for gains or losses and view such gains or losses as reflective of our operations. Therefore, per Question 100.03 of the Non-GAAP Financial Measures C&DIs, we believe that adjusted diluted net loss per share would be a misleading non-GAAP measure and not indicative of our operating performance if we adjusted for the gains on sale of intangible assets.

•Present the income tax effects related to adjustments to arrive at adjusted diluted EPS as a separate non-GAAP adjustment.

We respectfully acknowledge the Staff’s comment. In future filings, to the extent applicable, we will present the income tax effects related to adjustments to arrive at adjusted diluted EPS as a separate non-GAAP adjustment and clearly explain in accordance with Question 102.11 of the Non-GAAP Financial Measures C&DIs.

* * * * *

If you would like to discuss the above responses or any other matter, please contact me at (612) 804 -0133.

Sincerely,

/s/ ADRIANNE LEE
Adrianne Lee
President and Chief Financial Officer
Bed Bath & Beyond, Inc.

CC (via email):    Melissa Smith, General Counsel and Corporate Secretary
Benjamin Cohen, Latham & Watkins LLP
Eric Swibel, Latham & Watkins LLP